November 19, 2009

Mail Stop 3010

Mr. Steven G. Rogers
President, Chief Executive
Officer and Director
Parkway Properties, Inc.
Jackson Place Suite 1000
188 East Capitol Street
Jackson, Mississippi 39201

Re: Parkway Properties, Inc.
Form 10-K for the year ended 12/31/2008
Filed on 3/10/2009
Definitive Proxy Statement on Schedule 14A
Filed on 4/01/2009
File No. 001-11533

Dear Mr. Rogers:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Daniel L. Gordon
                                        Branch Chief